UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATIONAND NOTICE OFTERMINATION OF REGISTRATION
UNDER SECTION 12(g) OFTHE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTYTO FILE REPORTS UNDER SECTIONS 13AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Penns Woods Bancorp, Inc.

(Exact name of registrant as specified in its charter)

Pennsylvania	000-17077	23-2226454
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o Northwest Bancshares, Inc.

3 Easton Oval, Suite 500

Columbus, Ohio 43219

(Address of principal executive offices) (Zip Code)

(814) 726-2140

(Registrant’s telephone number, including area code)

300 Market Street, P.O. Box 967

Williamsport, Pennsylvania 17703-0967

(Former name or former address, if changed since last report)

Common Stock, $5.55 par value
(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: one (1).

SIGNATURE

Pursuant to the requirements of the Securities ExchangeAct of 1934, as amended, the Registrant has duly caused this certification/notice on Form 15 to be signed on its behalf by the undersigned duly authorized person.

NORTHWEST BANCSHARES, INC.
as successor by merger to PENNS WOODS BANCORP, INC.

By:	/s/ Douglas M. Schosser
Name:	Douglas M. Schosser
Title:	Chief Financial Officer

Date: August 8, 2025